PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Acquisition of New Boeing 737 NG

Total of Seven Boeing 737 NG Acquired Over Last Twelve Months

Amsterdam, The Netherlands; September 27, 2007 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that it has recently closed the acquisition of a Boeing 737 New Generation (“NG”), which was delivered new from the production line this month. This aircraft is the seventh Boeing 737 NG that AerCap has purchased in the last twelve months, expanding the share of modern Boeing aircraft in AerCap’s already diverse portfolio.

Klaus Heinemann, Chief Executive Officer of AerCap, commented:  “We were very pleased to be able to identify and execute attractive purchase opportunities for Boeing New Generation aircraft in a market environment characterized by great demand for this type of aircraft. With these transactions, we have expanded the Boeing portion of our portfolio through purchases from third parties at a time when delivery slots directly from the manufacturer are sold out for the remainder of the current decade.”

The seven aircraft were purchased from four sellers and are subject to operating lease agreements with three airlines in Europe and the Americas.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 340 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com